Exhibit 4.4

WELLS 60 REALTY LLC
c/o lntrum Corp.
180 Wells Avenue, Suite 100
Newton, MA 02459

June 28, 2018

CyberArk Software, Inc.
60 Wells Avenue
Newton, MA 02459

Attention: Ehud Mokady, President and CEO
Suzy Peled-Spigelman, Vice President Finance, Americas

Re. Lease dated October 28, 2013 between Wells 60 Realty LLC ("Landlord") and CyberArk Software, Inc. ("Tenant") as affected by Second Amendment of Lease dated as of February 27, 2018, including all documents referenced therein ("Second Amendment") between Landlord and Tenant (collectively, the "Lease")

Dear Udi and Suzy:

This letter ("Letter Agreement") is to document the agreements reached between Landlord and Tenant relating to the Landlord's Work, the Term Commencement Date, and the Rent Commencement Date with respect to the Additional Premises. Capitalized terms used in this Letter Agreement and not otherwise defined shall have the meanings ascribed to such terms in the Second Amendment.

Accordingly, this Letter Agreement confirms that Landlord and Tenant have agreed as follows:

1.	The Term Commencement Date with respect to the Additional Premises shall be September 2, 2018.

2.	The Rent Commencement Date with respect to the Additional Premises shall be December 10, 2018.

3.
Pursuant to Section 10.8 of the Second Amendment, Landlord and Tenant have agreed that the total estimate of Excess Project Costs for the Landlord's Work is One Million Seven Hundred Ten Thousand Five Hundred Forty-Four and 52/100 ($1,710,544.52) Dollars. Notwithstanding the provisions set forth in Section 10.B., Landlord and, Tenant agree that the Excess Project Costs shall be paid as follows: One Million ($1,000,000.00) Dollars (the "Initial Payment") shall be paid by Tenant directly to Landlord by wire transfer of immediately available funds, on or before June 26, 2018; and the balance of the Excess Project Costs in the amount of Seven Hundred Ten Thousand Five Hundred Forty-Four and 52/100 ($710,544.52) Dollars (the "Escrowed Funds") shall be paid to Seller's counsel, Bernkopf Goodman LLP ("Bernkopf”) on or before June 29, 2018, and shall be held by Bernkopf in its clients' funds account, without interest, pursuant to the escrow agreement between the parties attached hereto, and shall be released directly to Landlord, without condition, upon the earlier to occur of: (a) September 1, 2018; and (b) the date on which Bernkopf receives a letter from landlord certifying that the Initial Payment has been used in full by Landlord in connection with Landlord's performance of Landlord's Work. The foregoing shall be the only conditions to be satisfied for the release of the Escrowed Funds to Landlord.

4.
With references to Section VIII of the Second Amendment , Landlord and Tenant acknowledge that the scope of the Tenant Improvements and Tenant's Common Area Work has significantly expanded to include modifications to other portions of the Building common area, more specifically, the hallways, lobbies, tenant’s suite entries and systems, utilities, and fixtures servicing those areas that service the Building (the "Additionally Impacted Common Areas and Facilities"), in addition to the Wells Avenue Lobby as contemplated in the Second Amendment. Accordingly, it is understood that the Common Area Restoration shall include returning those Additionally Impacted Common Areas and Facilities to a condition similar to that existing prior to the construction of such expanded Tenant Common Area Work, including, without limitation, reconfiguring and re-demising the Building for multi-tenant use for at least four (4) tenants (including glass tenant entries similar to those presently existing and common hallways), restoring Building systems, fixtures and utilities for multi-tenant occupancy, and providing access to the Building, common areas, and tenant spaces ; all of the foregoing Common Area Restoration work using finishes and materials as required by said Section VIII. Notwithstanding the foregoing, the Common Area Restoration Work shall not include the construction of new demising walls between tenant-to-tenant suites. Landlord shall provide a restoration plan to document the multi-tenant reconfiguration, finish and fixture allowances and other Common Area Restoration work. Landlord and Tenant will work together within the next twenty-one (21) days after the date hereof, to reach a resolution to provide Landlord with security for the cost of the expanded Common Area Restoration work (an agreed upon letter of credit being an acceptable resolution).

5.	Except as affected by this Letter Agreement, the Lease shall remain unmodified and in full force and effect, and is hereby ratified.

Please confirm your agreement with the foregoing by countersigning a copy of this Letter Agreement in the space indicated below.

Very truly yours,

/s/Wells 60 Realty LLC

/s/CyberArk Software, Inc.